UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K
CURRENT REPORT

**Pursuant to Section 13 or 15(d) of
The Securities Exchange Act of 1934**

Date of Report (Date of earliest event reported): **May 21, 2010**

PEPCO HOLDINGS, INC.
(Exact name of registrant as specified in its charter)

Delaware	**001-31403**	**52-2297449**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

701 Ninth Street, N.W., Washington, DC	**20068**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code	**(202) 872-3526**

Not Applicable
(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.07   **Submission of Matters to a Vote of Security Holders.**

(a)   The Annual Meeting of Shareholders was held on May 21, 2010.

(b)   Directors who were elected at the annual meeting:

For Term Expiring in 2011:

Jack B. Dunn IV	Votes cast for:	136,742,407
	Votes withheld:	3,912,750
	Broker non-votes:	38,724,134
Terence C. Golden	Votes cast for:	136,765,858
	Votes withheld:	3,889,299
	Broker non-votes:	38,724,134
Patrick T. Harker	Votes cast for:	136,939,985
	Votes withheld:	3,715,172
	Broker non-votes:	38,724,134
Frank O. Heintz	Votes cast for:	136,939,865
	Votes withheld:	3,715,292
	Broker non-votes:	38,724,134
Barbara J. Krumsiek	Votes cast for:	136,827,467
	Votes withheld:	3,827,690
	Broker non-votes:	38,724,134
George F. MacCormack	Votes cast for:	136,844,222
	Votes withheld:	3,810,935
	Broker non-votes:	38,724,134
Lawrence C. Nussdorf	Votes cast for:	136,858,613
	Votes withheld:	3,796,544
	Broker non-votes:	38,724,134
Patricia A. Oelrich	Votes cast for:	137,046,123
	Votes withheld:	3,609,034
	Broker non-votes:	38,724,134
Joseph M. Rigby	Votes cast for:	134,985,095
	Votes withheld:	5,670,062
	Broker non-votes:	38,724,134
Frank K. Ross	Votes cast for:	136,822,340
	Votes withheld:	3,832,817
	Broker non-votes:	38,724,134
Pauline A. Schneider	Votes cast for:	126,480,527
	Votes withheld:	14,174,630
	Broker non-votes:	38,724,134
Lester P. Silverman	Votes cast for:	136,998,455
	Votes withheld:	3,656,702
	Broker non-votes:	38,724,134

(c)   The following proposal was voted on at the meeting:

The Board of Directors approved and submitted to a vote of the shareholders a proposal to ratify the appointment of PricewaterhouseCoopers LLP as independent registered public accounting firm of PHI for 2010.

This proposal passed. The number of shares present and entitled to vote on the proposal was 179,379,291. Adoption of the proposal required the affirmative vote of the holders of a majority of the shares of Pepco Holdings Common Stock present and entitled to vote or 89,689,646 shares. 175,868,774 shares were voted for the proposal, 1,795,369 shares were voted against the proposal, 1,715,148 shares abstained and there were no broker non-votes.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


PEPCO HOLDINGS, INC.
(Registrant)


Date: May 24, 2010   /s/ A. J. KAMERICK
                                                            Name: Anthony J. Kamerick
                                                            Title: Senior Vice President and
                                                                           Chief Financial Officer